Exhibit 99.1

MATERIAL FACT

SUZANO PAPEL E CELULOSE S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, February 28, 2019 - Suzano Papel e Celulose S.A (“Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with article 157, paragraph 4 of Law No. 6,404/1976, as amended (“Brazilian Corporations Law”), Instruction No. 358, dated as of January 3, 2002 of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários - “CVM”), as amended, and CVM Instruction No. 565, dated as of June 15, 2015, hereby informs its shareholders and the market in general that its management will submit to the approval of its shareholders, in an Extraordinary Shareholders Meeting to be held on April 1st, 2019 (“ESM”), the merger of  Fibria Celulose S.A. (“Fibria”), a wholly-owned subsidiary of the Company, with the transfer of all of its equity to the Company, and its consequent winding up (“Merger”), under the following terms:

In addition, in the same ESM it will be submitted to the approval of the shareholders, among other amendments to the Company’s Bylaws, the change of the corporate name of the Company from “Suzano Papel e Celulose S.A.” to “Suzano S.A.”

1.                                     COMPANIES INVOLVED IN THE TRANSACTION AND ITS ACTIVITIES

1.1.                           SUZANO

(a) Identification. SUZANO PAPEL E CELULOSE S.A., a publicly-held company, enrolled with the CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the City of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No. 1752, 10th floor, rooms 1010 and 1011, Pituba, CEP 41810-012.

(b) Activities. Suzano is engaged, and will continue to be engaged after the Merger, primarily in the manufacturing, trading, import and export of pulp, paper and other products derived from the processing of forest materials, including their recycling, as well as of products related to the printing sector, in the development and exploitation of homogeneous forests owned by Suzano or by third-parties, either directly or through contracts with companies specialized in forestry and forest management, in the management of port terminals and in holding equity interest in other companies or ventures.

1.2.                           FIBRIA

(a) Identification. FIBRIA CELULOSE S.A., a publicly-held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with headquarters in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd e 4th (parts) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010.

(b) Activities. Fibria is a wholly-owned subsidiary of Suzano and is engaged, primarily, in the wholesale and retail trade and manufacture of pulp and other derived products, company-owned or owned by third parties, as well as to the development and exploitation of forests owned by Fibria or by third parties, either directly or through contracts with companies specialized in forestry and forest management.

2.                                     DESCRIPTION AND PURPOSE OF THE TRANSACTION

The transaction consists on the Merger of Fibria, wholly owned subsidiary of Suzano, under the terms set forth in the protocol and justification executed by the management of Suzano and Fibria.

As a result of the Merger, Fibria will wound up and will be succeeded by the Company in all its rights and obligations, pursuant to article 227 of Brazilian Corporations Law. The Merger will not result in any capital increase of the Company.

It is sought that the effective integration of the activities of Fibria and Suzano after the combination of their operations and shareholding basis, completed on January 14, 2019, will allow the capture of gains in synergy resulting from the reduction of operational, logistics and administrative costs and risks.

3.                                     MAIN BENEFITS, COSTS AND RISKS OF THE TRANSACTION

3.1.                           MAIN BENEFITS

The Merger intends to simplify the Company’s corporate structure, reduce administrative and more efficient by generating operational synergies.

3.2.                           COSTS

Suzano estimates that the total costs and expenses for the execution and completion of the Merger, including the costs with the drafting and publication of the corporate documents, and valuation expert’ fees and other professionals hired will be of approximately one million and two hundred thousand reais (R$1,200,000.00)

3.3.                           RISKS

Although the Company expects that the combination of the business of Suzano and Fibria may result in substantial synergies, the integration of two large companies may present significant challenges. There is no assurance that Suzano and Fibria may integrate their respective business without encountering difficulties, which may include, among others, the loss of key employees, drew administrative attention, interruption of the respective business in progress or possible inconsistencies in standards, procedures and policies. There is also no assurance on the extent to which the Company can produce the synergies with the Merger, as to the term for its performance or as to the expenses which will be incurred in connection with the performance of the synergy. In particular, it can be difficult for the Company to measure the expected cost savings in the production facilities of the companies and, also, the expected benefits of synergy of the joint acquisition of raw materials, sharing of improved production techniques and integration of administrative departments.

4.                                     EXCHANGE RATIO AND CRITERIA FOR DETERMINING THE EXCHANGE RATIO

The Merger will not result in capital increase of Suzano and, consequently, there will be no exchange ratio of shares, since Suzano is the owner of the totality of the capital stock of Fibria.

5.                                     CONDITIONS PRECEDENT TO THE TRANSACTION

The completion of the Merger is, as provided for by article 125 of Law No. 10.406, of January 10, 2002, as amended, subject to the approval of ANTAQ — National Waterway Transportation Agency.

6.                                     EXCHANGE RATIO CALCULATED IN ACCORDANCE WITH ARTICLE 264 OF THE BRAZILIAN CORPORATIONS LAW

Considering that Suzano holds one hundred percent (100%) of the capital stock of Fibria, and considering the terms of the CVM’s Committee (Colegiado da CVM) decision of February 15, 2018, with respect to the SEI Proceeding No. 19957.011351/2017-21, the draft of the appraisal report referred to in article 264 of the Brazilian Corporations Law is not required.

7.                                     APPLICABILITY OF WITHDRAWAL RIGHT AND REIMBURSEMENT AMOUNT

There is no right of withdrawal of the Suzano’s shareholders for purposes of the Merger, once the applicable law limits such right to the shareholders of the merged company and Fibria is a wholly owned subsidiary of the Company. Therefore, it is also not the case of dissenting shareholders, and, as a consequence, of reimbursement amount to Fibria’s shareholders as a result of the Merger.

8.                                     OTHER RELEVANT INFORMATION

8.1.                           APPRAISAL REPORT

The appraisal report of the book value of Fibria’s equity, on the date base of December 31, 2018, in the amount of fourteen billion, one hundred and forty nine million, three thousand, five hundred and ten reais and fifty five cents (R$14,149,003,510.55), to be merged into the Company was prepared by PriceWaterhouseCoopers Auditores Independentes, a company with headquarters located in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, Torre Torino, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 (“Appraiser”), company engaged and approved by the management of the Company in the Board of Officers meeting held of the date hereof. Under the terms of article 227, paragraph 1, of the Brazilian Corporations Law, the appointment of the Appraiser shall be submitted to the ratification in Suzano’s shareholders meeting to resolve on the Merger.

8.2.                           DISCLOSURE OF DOCUMENTS

The Merger Agreement, Suzano’s Management Proposal for the Shareholders’ Meetings of Suzano and the appraisal report prepared for purposes of the Merger, will be made available to the shareholders of Suzano, as of the date hereof, at the headquarters of Suzano, at the Investor Relations websites of Suzano (ri.suzano.com.br), as well as at the websites of CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

São Paulo, February 28, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer